DESCARTES REPORTS FISCAL 2011 THIRD QUARTER FINANCIAL RESULTS

Record operating performance and quarterly revenues driven by 37% year-over-year increase in revenues

WATERLOO, Ontario — December 1, 2010 — Descartes Systems Group announced financial results for its fiscal 2011 third quarter (Q3FY11) ended October 31, 2010. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

Q3FY11 Financial Results

As described in more detail below, key financial highlights for Descartes in Q3FY11 included:
•	Revenues of $25.8 million, up 37% from $18.9 million in the third quarter of fiscal 2010 (Q3FY10) and compared to $25.2 million in the previous quarter (Q2FY11);
•	Services revenues of $24.7 million, up 37% from $18.0 million in Q3FY10 and compared to $23.9 million in Q2FY11. Services revenues comprised 96% of total revenues for the quarter;
•	Gross margin of 67%, compared to 69% in Q3FY10 and 66% in Q2FY11;
•	Net income of $1.6 million, up from $1.0 million in Q3FY10 and compared to $2.0 million in Q2FY11;
•	Earnings per share on a diluted basis of $0.03, compared to $0.02 in Q3FY10 and $0.03 in Q2FY11;
•	Days-sales-outstanding (DSO) for Q3FY11 were 53 days, compared to 48 days in Q3FY10 and 57 days in Q2FY11;
•
Adjusted EBITDA of $7.2 million, up 38% from $5.2 million in Q3FY10 and up 9% from $6.6 million in Q2FY11. Adjusted EBITDA as a percentage of revenues was 28% this quarter, compared to 28% in Q3FY10 and 26% in Q2FY11; and

•	Adjusted EBITDA per diluted share for Q3FY11 was $0.11, compared to $0.09 in Q3FY10 and $0.11 in Q2FY11.

Adjusted EBITDA and Adjusted EBITDA per diluted share are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, deferred compensation, stock-based compensation and related taxes) and other charges (for which we include acquisition-related expenses and restructuring charges). These items are considered by management to be outside Descartes’ ongoing operational results. We define Adjusted EBITDA per diluted share as Adjusted EBITDA divided by the number of diluted shares used to calculate the GAAP measure of earnings per share. A reconciliation of Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and earnings per share determined in accordance with GAAP, respectively, is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited, dollar amounts in millions):

	Q3 FY11	Q2 FY11	Q1 FY11	Q4 FY10	Q3 FY10
Revenues	25.8	25.2	21.3	18.9	18.9
Services revenues	24.7	23.9	20.2	17.7	18.0
Gross margin	67%	66%	65%	68%	69%
Net income*	1.6	2.0	0.2	10.3	1.0
Adjusted EBITDA	7.2	6.6	5.3	5.2	5.2
Adjusted EBITDA as a % of revenues	28%	26%	25%	28%	28%
Adjusted EBITDA per diluted share	0.11	0.11	0.08	0.08	0.09
DSOs (days)	53	57	68	47	48
* Net income was positively impacted by income tax recoveries of $0.1 million and $11.0 million in Q2FY11 and Q4FY10, respectively. Net income was negatively impacted by income tax expenses of $1.0 million, $0.7 million and $1.8 million in Q3FY11, Q1FY11, and Q3FY10, respectively. Net income in Q4FY10 was also impacted by $3.0 million in non-cash stock-based compensation expense, as further described in our audited annual consolidated financial statements for fiscal 2010, compared to $0.3 million, $0.3 million, $0.3 million and $0.2 million in Q3FY11, Q2FY11, Q1FY11, and Q3FY10, respectively.

Total revenues of $25.8 million in Q3FY11 were comprised of $24.7 million (96%) in services revenues and $1.1 million (4%) in license revenues. Q3FY11 services revenues were up 37% from $18.0 million in Q3FY10 and compared to $23.9 million in Q2FY11.

Based on the location of Descartes’ customers, the geographic distribution of revenues was as follows:
•	$10.9 million of revenues (42%) were generated in the US;
•	$5.2 million (20%) in Belgium;
•	$5.0 million (19%) in Europe, Middle East and Africa (“EMEA”), excluding Belgium;
•	$3.5 million (14%) in Canada;
•	$1.0 million (4%) in the Asia Pacific region; and
•	$0.2 million (1%) in the Americas, excluding the US and Canada.

Year-to-Date Financial Results

As described in more detail below, key financial highlights for Descartes nine-month period ended October 31, 2010 included:
•	Revenues of $72.3 million, up 32% from $54.9 million in the same period a year ago;
•
Services revenues of $68.8 million, up 33% from $51.9 million in the same period a year ago. Services revenues comprised 95% of total revenues in both nine-month periods ended October 31, 2010 and 2009, respectively;

•	Gross margin of 66%, compared to 69% in the same period a year ago;
•	Net income of $3.8 million, compared to $4.0 million in the same period a year ago;
•	Earnings per share on a diluted basis of $0.06 compared to $0.07 in the same period a year ago;
•
Adjusted EBITDA of $19.1 million, up 26% from $15.1 million in the same period a year ago. Adjusted EBITDA as a percentage of revenues was 26%, compared to 28% in the same period a year ago, before the Porthus acquisition; and

•	Adjusted EBITDA per share on a diluted basis was $0.30, compared to $0.28 in the same period in 2010.

The following table summarizes Descartes’ results in the categories specified below over the nine-month periods ended October 31, 2010 and 2009 (unaudited, dollar amounts in millions):

	Nine Months Ended
	October 31, 2010	October 31, 2009
Revenues	72.3	54.9
Services revenues	68.8	51.9
Gross margin	66%	69%
Net income*	3.8	4.0
Adjusted EBITDA	19.1	15.1
Adjusted EBITDA as a % of revenues	26%	28%
Adjusted EBITDA per diluted share	0.30	0.28
* Net income was negatively impacted by income tax expenses of $1.6 million and $3.4 million in the nine month periods ended October 31, 2010 and 2009, respectively.

“Logistics is the backbone of commerce. Uniting business in commerce has never been more important, to improving the productivity, performance and security of logistics operations,” said Art Mesher, Descartes’ CEO. “Our focus on delivering results to customers through our inherent global logistics network with fast time-to-value continues to fuel financial results that are ahead of our plans.”

Cash Position at October 31, 2010
As at October 31, 2010, Descartes had $62.8 million in cash comprised entirely of cash and cash equivalents. The primary uses of cash in the nine months ended October 31, 2010 was to complete the acquisitions of Porthus (March 2010, approximately $34.6 million), 882976 Ontario Inc. (“Imanet”, April 2010, approximately $5.8 million) and Routing International (June 2010, approximately $4.1 million). On January 31, 2010, we had $94.6 million in cash and cash equivalents and short-term investments.

“Our results this quarter again illustrate Descartes’ ability to profitably grow its business and maintain a strong balance sheet. Following first half results that were ahead of our plans, these results show consistent, solid performance across our different geographies, products and industry segments,” said Stephanie Ratza, CFO at Descartes.

The table set forth below provides a summary of cash flows for the three- and nine-month periods ended October 31, 2010, in millions of dollars:

	Three Months Ended	Nine Months Ended
	October 31, 2010	October 31, 2010
Cash provided by operating activities	4.6	12.6
Additions to capital assets	(0.5)	(1.2)
Proceeds from the sale of investment in affiliate	-	0.5
Business acquisitions and acquisition-related costs, net of cash acquired	(1.1)	(45.0)
Issuance of common shares	0.3	0.6
Repayment of financial liabilities	-	(0.3)
Effect of foreign exchange rate on cash, cash equivalents and short-term investments	1.0	1.0
Net change in cash, cash equivalents and short-term investments	4.3	(31.8)
Cash, cash equivalents and short-term investments, beginning of period	58.5	94.6
Cash, cash equivalents and short-term investments, end of period	62.8	62.8

Q3FY11 Business Events / Announcements
In line with Descartes’ strategy to build leading product offerings and expand its global network of customers and trading partners, the company made the following announcements and/or participated in the following events since September 9, 2010:
•	An alliance with INTTRA to improve the global ocean shipping process;
•	Its United States Parcel Service GPS Tracking compliance service;
•	Launched advanced mobile resource management solutions;
•	Hosted its Global User Group Conference in Fort Lauderdale, Florida with record attendance;
•	Hit a milestone of 35,000 connected participants on its federated Global Logistics Network;
•	Extended its cloud computing capabilities in cooperation with Microsoft;
•	Announced customer successes with British Airways, Triumph Express, Acculogix, Brault & Martineau, Jiangsu Tobacco, and industry leaders in utility, foodservice and gas transporter markets; and
•	Announced United by Design partnership successes with Community Network Services, NTI and Createch.

Renewal of Normal Course Issuer Bid
Descartes also announced its intention to renew its normal course issuer bid (the "Renewal Normal Course Issuer Bid") through the facilities of the Toronto Stock Exchange ("TSX") and NASDAQ Global Select Market ("NASDAQ").

Descartes' current normal course issuer bid to purchase up to an aggregate of 5,458,773 common shares of Descartes through the facilities of the TSX and/or NASDAQ expires on December 21, 2010. Descartes has not completed any purchases pursuant to the expiring normal course issuer bid.

Pursuant to the Renewal Normal Course Issuer Bid, purchases over the TSX and/or NASDAQ may commence in December 2010 on a date to be announced. The Renewal Normal Course Issuer Bid would expire one year from the commencement date. The renewal of the Renewal Normal Course Issuer Bid to be undertaken through the facilities of the TSX, including the commencement date of the bid, is subject to the approval of the TSX.

Pursuant to applicable TSX rules, the maximum number of shares that may be purchased pursuant to the Renewal Normal Course Issuer Bid, calculated as of the start of the bid, would be the greater of (i) 5% of Descartes' issued and outstanding common shares; and (ii) 10% of Descartes' public float. As at November 30, 2010, Descartes had 61,582,577 issued and outstanding common shares and had calculated its public float to be 49,960,720 common shares. Accordingly, if the Renewal Normal Course Issuer Bid had been started as at December 1, 2010, the maximum number of shares that could be purchased pursuant to the bid would be 4,996,072 common shares.

Conference Call
Members of Descartes’ executive management team are scheduled to host a conference call to discuss the company's financial results and business prospects at 8:00 a.m. EST on Wednesday, December 1st. Designated numbers are 888-812-2278 for North America or +1-706-679-7394 for International. The company simultaneously has scheduled an audio webcast on the Descartes Web site at www.descartes.com/company/investors. Phone conference dial-in or web cast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available in two formats and accessible from December 1st, 9:15 a.m. EST until December 5th, 23:59 EST by dialing 800-642-1687 for North America or +1-706-645-9291 for International and using passcode number 21725729. An archived replay of the webcast will be available at www.descartes.com/company/investors.

About Descartes
Descartes (TSX:DSG) (Nasdaq:DSGX) is the premier provider of Global Trade Compliance, Supply Chain Execution and Mobile Resource Management services. Descartes' Global Logistics Network (GLN) unites global businesses and trading partners, allowing them to collaborate in a cost effective way and maximize productivity and efficiency. Trading partners that connect to the GLN join Descartes' Federated Network, the world's most extensive multi-modal business network with over 35,000 trading partners connected, including ground carriers, airlines, ocean carriers, freight forwarders, third-party providers of logistics services customs house brokers, freight payment agencies, manufacturers, retailers, distributors, mobile services providers and regulatory agencies. Descartes is headquartered in Waterloo, Ontario, Canada and has offices in North America, EMEA and Asia-Pacific. More information and industry updates are available at http://www.descartes.com and http://blog.descartes.com.

# # #

Descartes Investor Contact:
Laurie McCauley (519) 746-6114 x 2358
investor@descartes.com

Safe Harbor Statement
This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relates to the positioning of Descartes to provide value to customers and shareholders; its ability to grow its federated network; its ability to build a valuable trading community; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from the acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes’ business of the global economic downturn; departures of key customers; the impact of foreign currency exchange rates; Descartes’ ability to retain or obtain sufficient capital to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible impairment as a result of other-than-temporary decreases in Descartes’ market capitalization; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for FY10. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA per Diluted Share
We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA per diluted share, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” (which we formerly referred to as “Adjusted Net Income”) refers to a financial measure that we define as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, deferred compensation, stock-based compensation and related taxes) and other charges (for which we include acquisition-related expenses and restructuring charges). Adjusted EBITDA per diluted share divides Adjusted EBITDA by the number of diluted shares used in calculating the GAAP diluted earnings per share, or diluted EPS, measure.

For fiscal periods ended on or before January 31, 2009, costs and expenses of acquisitions, as well as certain costs of restructuring/integrating acquired companies, were capitalized as part of the purchase price for each acquisition. Effective for Descartes’ fiscal year ended January 31, 2010, GAAP changed to require that such costs be expensed in the period incurred rather than recorded as part of goodwill. Management considers acquisition-related and restructuring activities to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses arising as a result of this accounting change are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA is a non-GAAP financial measure and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA does have limitations. In particular, we have completed nine acquisitions over the past three fiscal years and three acquisitions this fiscal year, and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for Q3FY11, Q2FY11, Q1FY11, Q4FY10 and Q3FY10, which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	Q3FY11	Q2FY11	Q1FY11	Q4FY10	Q3FY10
Net income, as reported on Consolidated Statements of Operations	1.6	2.0	0.2	10.3	1.0
Adjustments to reconcile to Adjusted EBITDA:
Investment income	-	-	(0.1)	(0.1)	(0.1)
Income tax expense (recovery)	1.0	(0.1)	0.7	(11.0)	1.8
Depreciation expense	0.6	0.6	0.5	0.6	0.5
Amortization of intangible assets	3.1	3.0	2.2	1.7	1.7
Amortization of deferred compensation, stock-based compensation and related taxes	0.3	0.3	0.3	3.0	0.2
Other charges
Acquisition-related expenses	-	0.5	0.9	0.4	-
Restructuring charges	0.6	0.3	0.6	0.3	0.1
Adjusted EBITDA	7.2	6.6	5.3	5.2	5.2

Weighted average diluted shares outstanding (thousands)	62,849	62,718	62,681	62,519	55,475
Diluted earnings per share	0.03	0.03	-	0.17	0.02
Adjusted EBITDA per diluted share	0.11	0.11	0.08	0.08	0.09

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for the nine-month periods ended October 31, 2010 and 2009, which we believe are the most directly comparable GAAP measures.

	Nine Months Ended
(US dollars in millions)	October 31, 2010	October 31, 2009
Net income, as reported on Consolidated Statements of Operations	3.8	4.0
Adjustments to reconcile to Adjusted EBITDA:
Investment income	(0.1)	(0.3)
Income tax expense	1.6	3.4
Depreciation expense	1.7	1.3
Amortization of intangible assets	8.3	5.3
Amortization of deferred compensation, stock-based compensation and related taxes	0.9	0.4
Other charges
Acquisition-related expenses	1.4	0.5
Restructuring charges	1.5	0.5
Adjusted EBITDA	19.1	15.1

Weighted average diluted shares outstanding (thousands)	62,779	54,415
Diluted earnings per share	0.06	0.07
Adjusted EBITDA per diluted share	0.30	0.28

The Descartes Systems Group Inc.
Interim Consolidated Balance Sheets
(US dollars in thousands; US GAAP; unaudited)

	October 31,	January 31,
	2010	2010
ASSETS
CURRENT ASSETS
Cash and cash equivalents	62,800	89,554
Short-term investments	-	5,071
Accounts receivable
Trade	15,226	9,840
Other	4,226	2,231
Prepaid expenses and other	2,169	1,146
Deferred income taxes	5,362	4,414
Deferred tax charge	197	197
	89,980	112,453
CAPITAL ASSETS	6,869	5,482
GOODWILL	56,619	34,456
INTANGIBLE ASSETS	44,239	21,058
DEFERRED INCOME TAXES	32,615	34,346
DEFERRED TAX CHARGE	247	395
	230,569	208,190
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	4,916	2,603
Accrued liabilities	11,728	7,509
Income taxes payable	359	975
Deferred income tax liability	130	-
Deferred revenue	5,853	5,454
Other liabilities	76	-
	23,062	16,541
DEFERRED REVENUE	1,522	1,172
INCOME TAX LIABILITY	2,966	2,605
DEFERRED INCOME TAX LIABILITY	6,044	-
OTHER LIABILITIES	194	-
	33,788	20,318

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 61,582,577 at October 31, 2010 ( January 31, 2010 – 61,410,877)	87,355	86,609
Additional paid-in capital	452,254	451,591
Accumulated other comprehensive income (loss)	1,635	(2,034)
Accumulated deficit	(344,463)	(348,294)
	196,781	187,872
	230,569	208,190

The Descartes Systems Group Inc.
Interim Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2010	2009	2010	2009

REVENUES	25,787	18,865	72,322	54,894
COST OF REVENUES	8,579	5,885	24,519	16,860
GROSS MARGIN	17,208	12,980	47,803	38,034
EXPENSES
Sales and marketing	3,040	2,613	8,761	7,463
Research and development	4,434	3,581	12,431	10,564
General and administrative	3,494	2,284	10,144	6,691
Other charges	571	67	2,897	958
Amortization of intangible assets	3,107	1,704	8,342	5,256
	14,646	10,249	42,575	30,932
INCOME FROM OPERATIONS	2,562	2,731	5,228	7,102
INTEREST EXPENSE	(3)	-	(6)	-
INVESTMENT INCOME	42	85	161	268
INCOME BEFORE INCOME TAXES	2,601	2,816	5,383	7,370
INCOME TAX EXPENSE
Current	449	304	1,067	895
Deferred	536	1,524	485	2,467
	985	1,828	1,552	3,362
NET INCOME	1,616	988	3,831	4,008
EARNINGS PER SHARE
Basic	0.03	0.02	0.06	0.08
Diluted	0.03	0.02	0.06	0.07
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	61,526	54,084	61,480	53,388
Diluted	62,849	55,475	62,779	54,415

The Descartes Systems Group Inc.
Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2010	2009	2010	2009
OPERATING ACTIVITIES
Net income	1,616	988	3,831	4,008
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	648	481	1,741	1,304
Amortization of intangible assets	3,107	1,704	8,342	5,256
Write-off redundant assets	417	-	417	-
Amortization of deferred compensation	1	1	7	4
Stock-based compensation expense	266	126	808	390
Gain on sale of investment in affiliate	-	-	(20)	-
Loss from investment in affiliate	-	-	19	-
Deferred tax expense	536	1,524	485	2,467
Deferred tax charge	49	49	147	147
Changes in operating assets and liabilities:
Accounts receivable
Trade	1,114	96	1,991	702
Other	(967)	(35)	(96)	(28)
Prepaid expenses and other	(140)	12	(45)	313
Accounts payable	(331)	(326)	307	419
Accrued liabilities	87	(57)	(2,755)	(1,556)
Income taxes payable	(366)	(62)	(797)	247
Deferred revenue	(1,476)	(1,266)	(1,751)	(1,684)
Cash provided by operating activities	4,561	3,235	12,631	11,989
INVESTING ACTIVITIES
Maturities of short-term investments	-	10,030	5,071	10,194
Purchase of short-term investments	-	(5,051)	-	(35,362)
Additions to capital assets	(468)	(531)	(1,228)	(1,320)
Proceeds from the sale of investment in affiliate	-	-	487	-
Acquisition of subsidiaries, net of cash acquired and bank indebtedness assumed	(1,127)	-	(44,989)	(14,964)
Acquisition-related costs	-	-	-	(58)
Cash (used in) provided by investing activities	(1,595)	4,448	(40,659)	(41,510)
FINANCING ACTIVITIES
Issuance of common shares for cash	297	40,410	563	40,492
Repayment of other liabilities	(27)	-	(334)	-
Cash provided by financing activities	270	40,410	229	40,492
Effect of foreign exchange rate changes on cash and cash equivalents	1,049	(475)	1,045	124
Increase (decrease) in cash and cash equivalents	4,285	47,618	(26,754)	11,095
Cash and cash equivalents, beginning of period	58,515	10,899	89,554	47,422
Cash and cash equivalents, end of period	62,800	58,517	62,800	58,517